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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8—A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Graphic Packaging Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	58-2205241 (I.R.S. Employer Identification No.)
814 Livingston Court, Marietta, Georgia (Address of principal executive offices)	30067 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock Purchase Rights, associated with the Common Stock, $0.01 par value per share	New York Stock Exchange

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

        Securities Act registration statement file number to which this form relates: 333-104928 (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

        This Registration Statement on Form 8-A/A (the "Registration Statement") is being filed by Graphic Packaging Corporation, a Delaware corporation (the "Company"), in connection with the Company's listing of its Series A Junior Participating Preferred Stock Purchase Rights on the New York Stock Exchange. This Registration Statement is being filed to amend and restate Item 1 and Item 2 of the Registration Statement.

Item 1. Description of Registrant's Securities to be Registered

  Rights to Purchase Series A Junior Participating Preferred Stock

        The Company's Board of Directors has authorized the issuance of one Preferred Share Purchase Right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The following is a summary of the terms of the Rights.

        Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at a price of $35.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 7, 2003 (the Rights Agreement, as it may be amended from time to time, is hereinafter referred to as the "Rights Agreement") between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent (the "Rights Agent").

        Initially, the Rights will be attached to all Common Stock book-entries or certificates representing shares then outstanding, and no separate book-entries or certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier to occur of (i) ten days following the time (the "Stock Acquisition Time") of a public announcement or notice to the Company that a person or group of affiliated or associated persons (an "Acquiring Person"), not including certain exempt persons, acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company, and (ii) ten business days (or, if determined by the Board of Directors, a specified or unspecified later date) following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 15% or more of the outstanding Common Stock. In the case of any stockholder of the Company who, together with its respective affiliates and associates, beneficially owned greater than 15% of the outstanding shares of the Common Stock of the Company as of August 8, 2003, without including the number of shares beneficially owned by the other parties to the Stockholders Agreement, dated as of March 25, 2003, as amended, by and among the Company and the parties thereto (the "Stockholders Agreement"), attributable to such stockholder by virtue of the Stockholders Agreement (such stockholders being referred to in the Rights Agreement as "grandfathered persons"), the Rights generally will be distributed only if any such stockholder acquires or proposes to acquire more than an additional 2% of the outstanding shares of the Common Stock of the Company. A stockholder shall cease to be a grandfathered person at such time when such stockholder, together with its respective affiliates and associates, beneficially owns less than 15% of the outstanding shares of the Common Stock of the Company (without including the number of shares beneficially owned by the other parties to the Stockholders Agreement attributable to such grandfathered person by virtue of the Stockholders Agreement).

        The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after August 8, 2003, upon transfer, new issuance or reissuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Common Stock book-entries and current ownership statements issued with respect to uncertificated shares of Common Stock in lieu of a stock certificate (an "Ownership Statement") or certificates outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or book-entry and Ownership Statement. As soon as practicable following the Distribution Date, separate Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Except in connection with issuance of Common Stock pursuant to employee stock plans, options and certain convertible securities, and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on August 8, 2013, unless earlier redeemed or exchanged by the Company as described below.

        In the event that, after the time any person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring corporation which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event that, after the time any person becomes an Acquiring Person, the Company were the surviving corporation of a merger and its Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the Company (or its acquiror) having a market value of two times the exercise price of the Right.

        In the event that a person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the Purchase Price, Preferred Stock, other equity securities of the Company, debt securities of the Company, other property or a combination thereof) having a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void. A person will not be an Acquiring Person if the Board of Directors of the Company determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

        The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of Preferred Stock or (iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights and number of shares of Preferred Stock issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Stock.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock which may, upon the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        At any time prior to the earlier of the Stock Acquisition Time and the Expiration Date (as defined in the Rights Agreement), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights beneficially owned by such Person which have become void), in whole or part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Company, at its option, may substitute one-thousandth (subject to adjustment) of a share of Preferred Stock (or other series of substantially similar preferred stock of the Company) for each share of Common Stock to be exchanged.

        Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $10 per year, but will be entitled to receive, in the aggregate, a dividend of 1000 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $1000 per share, but will be entitled to receive an aggregate liquidation payment equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have one thousand votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by anti-dilution provisions.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, other than rights resulting from such holder's ownership of shares of Common Stock, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring corporation as set forth above.

        Other than those provisions relating to the Redemption Price, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Stock Acquisition Time. After such time, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct or supplement defective or inconsistent provisions, to shorten or lengthen any time period under the Rights Agreement, to make changes which do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

        The term "Voting Stock" means (i) the shares of Common Stock of the Company and (ii) any other shares of capital stock of the Company entitled to vote generally in the election of directors or entitled to vote together with the shares of Common Stock in respect of any merger, consolidation, sale of all or substantially all of the Company's assets, liquidation, dissolution or winding up.

        A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K, dated August 13, 2003. Copies of the Rights

Agreement are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as it may be amended from time to time, which is hereby incorporated herein by reference.

Item 2. Exhibit

        The following exhibits are filed as exhibits to the Registration Statement and incorporated herein by reference:

  1.
  Rights Agreement, dated as of August 7, 2003, between Riverwood Holding, Inc., now known as Graphic Packaging Corporation, and Wells Fargo Bank Minnesota, N.A. filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 13, 2003 (Commission File No. 1-13182).

  2.
  Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Graphic Packaging Corporation filed as Exhibit 3.3 to the Company's Current Report on Form 8-K filed August 13, 2003 (Commission File No. 1-13182).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 14, 2003

GRAPHIC PACKAGING CORPORATION
By:	/s/ STEPHEN M. HUMPHREY
Name: Stephen M. Humphrey Title: President and Chief Executive Officer

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  Item 1. Description of Registrant's Securities to be Registered
  Item 2. Exhibit
SIGNATURE